EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces Additional $75 Million
Share Repurchase Authorization
Oak Brook, IL, November 4, 2014 — Federal Signal Corporation (NYSE: FSS) (the “Company”) announced that its Board of Directors has authorized an additional share repurchase program of up to $75 million of the Company’s common stock. The repurchase program supplements the Board’s prior authorization in April 2014 to repurchase up to $15 million of the Company’s common stock. The newly-authorized program is intended primarily to facilitate purchases of Company stock as a means to provide cash returns to shareholders, enhance shareholder returns and manage the Company’s capital structure.
“Our objective with our share repurchase plans, and with all of our activities, is to optimize value for our shareholders,” said Dennis J. Martin, President and Chief Executive Officer. “We have returned to profitability and continue to generate strong cash flow. Our Board believes that there may be opportunities for share repurchases without impacting our ability to invest in future growth, including a highly disciplined and focused acquisition effort.”
Under the November 2014 share repurchase program, the Company is authorized to repurchase, from time to time, shares of its outstanding common stock in the open market or through privately negotiated transactions. Share repurchases by the Company are subject to market conditions and other factors and may be commenced, suspended or discontinued at any time. At November 4, 2014, the aggregate availability under the Company’s share repurchase programs was $83.3 million.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, IL, with manufacturing facilities worldwide, the Company operates three groups: Environmental Solutions, Safety and Security Systems, and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper +1-630-954-2000, bcooper@federalsignal.com